SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 21549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___) *

NOTES, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

66978J107

(CUSIP Number)

H. Charles Tapalian

44 Davis Street

Seekonk, Massachusetts 02771

(401) 447-0847

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip: 66978J107	Page 2 of 5

1	name of reporting person i.r.s. identification no. of above person (entities only) H. Charles Tapalian
2	check the appropriate box if a member of a group* N/A (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 3,490,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 3,490,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 3,490,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares* ☐
13	percent of class represented by amount in row (11) 99.7%
14	type of reporting person* IN

Cusip: 66978J107	Page 3 of 5

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of Notes, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 44 Davis Street, Seekonk, Massachusetts 02771.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by H. Charles Tapalian.

(b)	Mr. Tapalian’s principal address is 44 Davis Street, Seekonk, Massachusetts 02771.

(c)	Mr. Tapalian’s principal occupation is serving as a real estate developer and he serves as the Manager of R.I. Seekonk Holdings, LLC, a real estate development and leasing company and as the Manager of MSI Holdings, LLC, a residential real estate leasing company. The principal business of address of R.I. Seekonk Holdings, LLC and MSI Holdings, LLC is 44 Davis Street, Seekonk, Massachusetts 02771.

(d)	During the last five years, Mr. Tapalian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Tapalian was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tapalian is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 23, 2018, Mr. Tapalian acquired 3,490,000 shares of Common Stock (the “Shares”) for an aggregate price of $325,000. The funds used to purchase the Shares were from Mr. Tapalian’s personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

On April 23, 2018, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with H. Charles Tapalian and each of the sellers of shares of Common Stock, listed as signatories thereto (‘Sellers”), to purchase the Shares from the Sellers. The purpose of the acquisition of the Shares was to acquire control of the Issuer. This filing is being made as a result of the change in control effected upon the closing of the transaction detailed in the Purchase Agreement which was attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 27, 2018.

In connection with the closing of the Purchase Agreement, Inderjit Aujala, the Issuer’s sole director and officer at such time, submitted a resignation letter pursuant to which he resigned as the President, Chief Executive Officer, Chief Financial Officer and Secretary, effective immediately and as a director of the Issuer 10 days after the filing of an Information Statement pursuant to Section 14(f) of the Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder with the SEC and the mailing of the same to the stockholders of the Issuer.

Effective as of the closing of the purchase of the Shares, H. Charles Tapalian was appointed to the Issuer’s board of directors and was also appointed the President, Chief Executive Officer, Secretary and Treasurer of the Issuer.

It is the intention of Mr. Tapalian for the principal business of the Issuer to be the acquisition of and development of real estate. Mr. Tapalian may contribute substantial real estate properties that he owns to the Issuer in exchange for additional shares of Common Stock.

Cusip: 66978J107	Page 4 of 5

Except to the extent provided in this Schedule 13D, Mr. Tapalian does not currently have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Tapalian may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by Mr. Tapalian (on the basis of a total of 3,500,000 shares of common stock outstanding as of April 23, 2018, as reported by the Issuer on its Form 8-K, filed by the Issuer with the SEC on April 27, 2018) are as follows:

a)		Amount beneficially owned: 3,490,000	Percentage: 99.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,490,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,490,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Mr. Tapalian has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 of this Schedule 13D, for a description of the Purchase Agreement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Stock Purchase Agreement, dated April 23, 2018, by and among the Issuer, H. Charles Tapalian and the Sellers (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 27, 2018)

Cusip: 66978J107	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 2, 2018

	By:	/s/ H. Charles Tapalian
H. Charles Tapalian